Filed by: Fidelity Advisor Series VIII
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Advisor Series VIII
SEC File No. 002-77611 and 811-03855

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Fidelity Advisor Korea Fund to Close in Connection with Merger

Fidelity Advisor Korea Fund will close to new accounts as of 4 p.m. ET on March 30, 2007.

Why are we closing the fund? On March 15, 2007, the Board of Trustees approved submitting a proposal to shareholders to merge Fidelity Advisor Korea Fund into Fidelity Advisor Emerging Asia Fund. A proxy statement will be mailed to shareholders of record as of August 20th. Because this is a critical decision for Advisor Korea Fund shareholders, we plan to close the fund. The merger cannot take place unless it is approved by Advisor Korea Fund shareholders. If you are an existing shareholder of the fund, the close will not impact your ability to add to your current position(s) in Advisor Korea Fund. However, purchases after March 30th generally will be limited to shareholders who have invested prior to this deadline.

Why is the Board recommending to merge Fidelity Advisor Korea Fund? The Board approved merging Fidelity Advisor Korea into Fidelity Advisor Emerging Asia in order to eliminate a small, narrowly focused fund with limited investor appeal. FMR believes the merger is in the interests of shareholders of both funds. Advisor Korea shareholders will benefit from a tax-free exchange into a larger, more broadly diversified, lower cost fund that invests in the same geographic region and has significant exposure to Korea. Combining the two funds will provide Advisor Emerging Asia, a relatively small fund, with a meaningful increase in assets that we expect will help lower the fund's gross expense ratio.

Shareholders of Fidelity Advisor Korea Fund are being asked to vote on the merger proposal in a separate proxy mailing. Proxy statements are expected to mail in late August. Pending shareholder approval, investments in Fidelity Advisor Korea Fund will automatically be converted to shares of equal value of Fidelity Advisor Emerging Asia Fund at the completion of the merger in December, and Fidelity Advisor Korea Fund will cease to exist.

In the event Fidelity Advisor Korea Fund shareholders fail to approve the Agreement, Fidelity Advisor Korea Fund will continue to engage in business as a registered investment company and the Board of Trustees will consider other proposals for the reorganization or liquidation of Fidelity Advisor Korea Fund.

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity Advisor Emerging Asia Fund is available on advisor.fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Advisor Korea Fund into Fidelity Advisor Emerging Asia Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Advisor Emerging Asia Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

The performance of international funds depends upon currency values, political and regulatory environments, and overall economic factors in the countries in which they invest. Currently the fund is designed for investors who are willing to accept the potentially greater price fluctuations of a non-diversified fund. The risks are particularly significant for funds that focus on a single country or region. Foreign securities are subject to interest rate, currency exchange rate, economic, and political risks, all of which are magnified in emerging markets.

Past performance is no guarantee of future results. Diversification does not ensure a profit or guarantee against a loss.

Before investing, consider the funds' investment objectives, risks, charges, and expenses. Contact your investment professional or visit advisor.fidelity.com for a prospectus containing this information. Read it carefully.